UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-35132

BOX SHIPS INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 19, 2018, Box Ships Inc. (the “Company”) and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”) entered into Amendment No. 1 (the “Amendment”) to the Stockholders Rights Agreement, dated as of April 18, 2011 (the “Rights Agreement”), between the Company and the Rights Agent to accelerate the expiration of the Rights (as defined in the Rights Agreement) to April 19, 2018. As a result of the Amendment, the Rights expired and the Rights Agreement terminated effective 11:59 p.m., New York City time, on April 19, 2018.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached as exhibit 99.1 hereto.

The following exhibit is filed herewith:

Exhibit Number	Description

99.1	Form of Amendment No. 1 to the Stockholders Rights Agreement, dated April 19, 2018, by and between Box Ships Inc. and Computershare Trust Company, N.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOX SHIPS INC.

Date: April 20, 2018	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas
Chief Operating Officer

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